SEC 19007809

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ross Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

424 Madison Avenue - 14th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman E. Ross

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name – *if individual, state last, first, middle name*)

733 Route 35 N, Suite A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Norman E. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ross Securities Corp, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Norman E Ross

Signature

President

Title

CHUN WONG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01WO6139206
Qualified in Nassau County
My Commission Expires January 03, 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Ross Securities Corporation
Table of Contents
December 31, 2018

Form X-17A-5 - Part III

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplementary Information:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the SEC	8
Other Reports:	
Report of Independent Registered Public Accounting Firm on the Company's Exemption	9
Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures	10
Exemption Report	

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Ross Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ross Securities Corporation as of December 31, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ross Securities Corporation as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ross Securities Corporation's management. Our responsibility is to express an opinion on Ross Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ross Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Ross Securities Corporation's financial statements. The supplemental information is the responsibility of Ross Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners LLC

We have served as Ross Securities Corporation's auditor since 2011.

New York, New York
February 18, 2019

Offices:
Maryland
New York City
Long Island
New Jersey

Ross Securities Corporation
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	13,759
Prepaid expense		3,495
Account receivable		230
Total Assets	$	17,484
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable	$	-
Accrued expenses		5,044
Total Liabilities		5,044
Shareholder's Equity:		
Common stock - 1,000 shares authorized, 100 shares issued and outstanding		15,700
Additional paid-in capital		61,080
Accumulated deficit		(64,340)
Total Shareholder's Equity		12,440
Total Liabilities and Shareholder's Equity	$	17,484

The accompanying notes are an integral part of these financial statements.

Ross Securities Corporation
Statement of Operations
For the Year Ended December 31, 2018

Revenue	
Commissions revenue	$ 35,762
Other	-
Total Revenue	35,762
Expenses	
Salaries	5,032
Dues and licenses	6,016
Rent	5,426
Professional services	20,275
General and administrative	1,943
Total Expenses	38,692
Net Loss	$ (2,930)

The accompanying notes are an integral part of these financial statements.

Ross Securities Corporation
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2018

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, December 31, 2017	100	$ 15,700	$ 75,945	$ (61,410)	$ 30,235
Capital deductions - cash	-	-	(14,865)	-	(14,865)
Net loss	-	-	-	(2,930)	(2,930)
Balance, December 31, 2018	100	$ 15,700	$ 61,080	$ (64,340)	$ 12,440

The accompanying notes are an integral part of these financial statements.

Ross Securities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities:		
Net loss	$	(2,930)
Adjustments to reconcile net income to net cash used in operating activities:		
Net change in operating assets and liabilities:		
Decrease in prepaid expenses		123
Increase in accounts receivable		(230)
Decrease in accounts payable		(3,546)
Increase in accrued expenses		4,099
Net cash used in operating activities		(2,484)
Cash flows from investing activities		
Capital Deductions		(14,865)
Net decrease in cash		(17,349)
Cash - beginning of year		31,108
Cash - end of year	$	13,759

The accompanying notes are an integral part of these financial statements.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Ross Securities Corporation (the "Company") was incorporated on September 11, 2000 in the state of New York and operates as a limited broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory, Inc. ("FINRA"). The Company is privately owned and engages in the business of selling variable life insurance policies, variable annuities and private placements.

The Company operates completely pursuant to the exempted provisions of SEC Rule 15c3-3 of the Securities and Exchange Commission. The Company does not receive, hold or owe customer funds or securities or carry customer accounts or trade securities other than on an agency or riskless principal basis. The Company earns its commissions directly from insurance carriers. Additionally, the Company is exempt from membership in the Securities Investor Protection Corporation under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 since its business consists exclusively of the sale of variable products and private placements.

(b) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(c) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(e) INCOME TAXES

A deferred tax asset has not been recorded for the benefit of the Company's operating loss since management is not able to conclude that it is more likely than not to be ultimately realized. The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files tax returns in the U.S. Federal jurisdiction and applicable states. The Company has no open years prior to 2015 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(f) REVENUE RECOGNITION

The Company records commission income when annual premiums are received by the insurance carriers and the commissions are paid to the Company.

Private placement revenue is recorded when the transaction is complete, and the revenue is earned. The corresponding private placement expense is recorded at the same time as the related revenue.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) SUBSEQUENT EVENTS

For the year ended December 31, 2018, the Company has evaluated subsequent events for potential recognition or disclosure through February 18, 2019, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $8,715 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2018, the Company's net capital ratio was **.58 to 1**.

Note 3. CONCENTRATION OF RISK

The Company maintains its cash at a reputable financial institution, which at times may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 4. COMMITMENTS AND CONTINGENCIES

The Company has an expense sharing arrangement with an affiliated company. Operating expenses are allocated to the Company on a monthly basis and are calculated on usage.

In addition, the Company could become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 5. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial instruments, including cash, prepaid expenses, accounts payable, and accrued expenses are carried at amounts that approximate fair value due to their short-term nature.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2018

Ross Securities Corporation
Schedule I
Computation of Net Capital Under S.E.C. Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2018

Credit:	
Shareholders' Equity	$ 12,440
Debits:	
Nonallowable assets:	
Accounts receivable	230
Prepaid expense	3,495
Total debits	3,725
Net capital before haircuts	8,715
Haircuts on securities positions	-
Net Capital	8,715
Minimum net capital required of 6-2/3% of aggregate indebtedness of $5,044 or SEC requirement of $5,000, whichever is greater	5,000
Excess net capital	$ 3,715
Aggregate Indebtedness:	
Accounts payable	$ -
Accrued expenses	5,044
Total aggregate indebtedness	$ 5,044
Ratio: Aggregate indebtedness to net capital	.58 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5, as of December 31, 2018.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Shareholder
of Ross Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Ross Securities Corporation and the SIPC, solely to assist you and SIPC in evaluating Ross Securities Corporation's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Ross Securities Corporation's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the Schedule of Form SIPC-3 Revenues prepared by Ross Securities Corporation for the year ended December 31, 2018 to the total revenues in Ross Securities Corporation's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Ross Securities Corporation for the year ended December 31, 2018 to the Company's general ledger, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Ross Securities Corporation for the year ended December 31, 2018 and in the related general ledger, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Ross Securities Corporation's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Ross Securities Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners LLC

New York, New York
February 18, 2019

Offices:
Maryland
New York City
Long Island
New Jersey

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Ross Securities Corporation

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3(k)(1), in which (1) Ross Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ross Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) Ross Securities Corporation stated that Ross Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Ross Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ross Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
February 18, 2019

Offices:
Maryland
New York City
Long Island
New Jersey

Ross Securities Corporation

424 Madison Avenue
New York, New York 10017
Tel 212 582 2524

February 18, 2019

Adeptus Partners, LLC
6 East 45th Street, 9th Floor
New York, NY 10017

In connection with your engagement to apply agreed-upon procedures to the Certification of Exclusion From Membership (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) of Ross Securities Corporation for the year ended December 31, 2018, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the exclusion requirements from membership in SIPC under Section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 as noted on the Certification of Exclusion From Membership (Form SIPC-3).

2) We are responsible for establishing and maintaining effective internal control over compliance with the exclusion requirements from membership in SIPC under Section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

3) We are responsible for the presentation of the Certification of Exclusion From Membership (Form SIPC-3) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

4) As of December 31, 2018, the Certification of Exclusion From Membership (Form SIPC-3) is presented in compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6) We have disclosed to you all known noncompliance with exclusion requirements from membership in SIPC, including noncompliance occurring after December 31, 2018.

7) We have made available all documentation and other information that we believe is relevant to our compliance with the exclusion requirements from membership in SIPC as noted on the Certification of Exclusion From Membership (Form SIPC-3).

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the exclusion requirements from membership in SIPC, including communications received between December 31, 2018 and the date of this letter.

9) We have responded fully to all inquiries made to us by you during the engagement.

10) No events have occurred subsequent to December 31, 2018 and through the date of this letter that would require adjustment to or modification of the Certification of Exclusion From Membership.

11) Your report is intended solely for the information and use of Ross Securities Corporation and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Signature: ____________________

Title: ____________________